Exhibit 99.1

September 14, 2004

VIA TELECOPY AND FEDERAL EXPRESS

Mr. Robert Cummins
Cyberonics, Inc.
Cyberonics Building
100 Cyberonics Blvd.
Houston, TX 77058

Dear Skip:

     I am writing to follow up on our telephone call of August 19 and our failed attempts today to reach you by telephone. In our telephone call on August 19, I was pleased to hear you express an open mind to meeting with me to discuss a possible business combination, and of course disappointed when you subsequently stated that your Board of Directors would not encourage such a discussion at that time. At this point, we assume that you are committed to a “go it alone” strategy and remain uninterested in discussing a combination.

     As a 14.7% shareholder, ANS has made a significant investment in Cyberonics. Although we are pleased with our investment, we also believe that the case for a combination of our two companies is compelling. We further believe that the combination provides the best financial opportunity for your shareholders, as they could participate in the ownership of a company with revenues in excess of $200 million focused on the electrical stimulation market.

     As the only two publicly-held “pure play” neuromodulation companies, a combined ANS and Cyberonics could build a world-class company that offers the most technologically advanced implantable devices on the market to address pain, epilepsy, and in the future, many other neurological conditions. We believe that a combined ANS and Cyberonics would create significant synergies in technology development, manufacturing, sales and marketing, regulatory, administrative and other areas.

     By this letter, we are asking you and/or members of your Board to meet with us to discuss such a business combination in which your shareholders would receive an immediate, substantial premium. This combination represents an opportunity for your shareholders to realize extraordinary value for their shares, and we strongly believe that such a transaction would be in the best interest of both companies’ shareholders.

     Based on Cyberonics’ publicly available information, ANS is prepared to offer Cyberonics shareholders $22.00 per share payable in a combination of cash and stock. This proposal represents a premium of 47% to Cyberonics’ closing price on the day before the public announcement of our interest in Cyberonics, and a premium of 29% to Cyberonics’ closing price yesterday.

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     We believe that a combination of ANS and Cyberonics would, among other things:

•	utilize Cyberonics’ significant sales and marketing investment in its neurological call point to facilitate ANS’ future entry into complementary deep brain stimulation clinical applications, including Parkinson’s Disease and Essential Tremor

•	combine and strengthen our substantial intellectual property portfolios

•	better employ clinical and engineering talents to simultaneously pursue multiple clinical applications with greater speed and lower overall risk

•	create a larger “pure play” neuromodulation company that is even better positioned to aggressively compete and innovate in the expanding neuromodulation field

•	diversify revenue streams across multiple therapeutic areas and physician call points, thus decreasing overall business risk

•	create opportunities for synergistic savings

•	create more capacity to raise additional capital to expand operations by pursuing new applications, strengthening our salesforce, and acquiring additional technology, applications, products or companies

•	increase our market capitalization to gain access to a broader investor base

•	create new opportunities for our respective employees

     ANS is in a strong financial position, and we and our bankers are confident that financing is available for a sizeable cash component in purchase price consideration in a transaction with Cyberonics. In addition, the stock component presents an outstanding opportunity for Cyberonics shareholders to participate in the future of the combined entity. If you wish, it may be possible to structure the stock component to provide tax-deferred treatment to those shareholders who receive stock.

     In summary, a combination of our two organizations would strengthen our business prospects, provide an immediate increase in value for your shareholders and enhance the career opportunities of your employees. I hope that you recognize the powerful business logic behind our proposal and that you will promptly submit it to your Board of Directors for its consideration with your favorable recommendation. It is our hope that after appropriate consideration by your Board of Directors, your Board will authorize proceeding expeditiously with discussions with us. We think your shareholders will view our proposal as fair and highly attractive.

     Our Board of Directors has authorized this proposal and fully supports a combination of ANS and Cyberonics. We wish to emphasize that we are not making a formal offer or merger proposal at this time (which, of course, would require access to certain nonpublic information) but a proposal to enter into merger discussions with you. We also wish to emphasize that we are willing to discuss all the points outlined above, including price.

     We are available to meet with you, other members of your Board of Directors and senior management immediately to discuss the possibility of a combination and to address any questions that you may have. We are prepared to move promptly in connection with our proposal and believe that a mutually beneficial transaction can be negotiated promptly with a minimum of disruption to our respective businesses. Please note that consistent with our obligations under the federal securities laws, this letter will become publicly available when we file it as an amendment to our Schedule 13D.

     I look forward to hearing from you so that we can set up a time to meet.

Very truly yours,

Christopher G. Chavez
President and Chief Executive Officer

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